UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. __)*

Under the Securities Exchange Act of 1934

HELIX TCS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

42333M101

(CUSIP Number)

Rose Management Group, LLC

c/o Arin Aragona

41 West Putnam Avenue

Greenwich, CT 06830

917-923-1255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42333M101

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) RSF5, LLC 82-4167505
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,182,646
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,182,646

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,182,646
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9% (1)
14.	Type of Reporting Person CO

1 Based on 30,357,448 shares of common stock, $0.001 par value per share, of Helix TCS, Inc. (the “Common Stock”) outstanding as of May 11, 2018 as reported by Helix TCS, Inc. (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2018 (“Form 10-Q”), and 38,184,985 additional shares of Common Stock outstanding as of June 1, 2018 as reported by the Issuer in its Current Report on Form 8-K filed with the Commission on June 5, 2018 (“Form 8-K”).

CUSIP No. 42333M101

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) RSG5, LLC 81-4317680
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,426,235
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,426,235

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,426,235
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1% (1)
14.	Type of Reporting Person CO

1 Based on 30,357,448 shares of shares of Common Stock outstanding as of May 11, 2018 as reported by the Issuer in its Form 10-Q and 38,184,985 additional shares of Common Stock outstanding as of June 1, 2018 as reported by the Issuer in its Form 8-K.

CUSIP No. 42333M101

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Rose Management Group, LLC 81-2558171
2.	Check the Appropriate Box If a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,608,881
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,608,881

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,881
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.9% (1)
14.	Type of Reporting Person CO

1 Based on 30,357,448 shares of shares of Common Stock outstanding as of May 11, 2018 as reported by the Issuer in its Form 10-Q and 38,184,985 additional shares of Common Stock outstanding as of June 1, 2018 as reported by the Issuer in its Form 8-K.

CUSIP No. 42333M101

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) RSF4, LLC 82-1348417
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,028,645(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,028,645(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,028,645(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.3% (2)
14.	Type of Reporting Person CO

1 Includes 13,784,201 shares of the Issuer’s Series B Preferred Stock, which converts into the Issuer’s Common Stock on a one-for-one basis.

2 Based on (i) 30,357,448 shares of shares of Common Stock outstanding as of May 11, 2018 as reported by the Issuer in its Form 10-Q, (ii) 38,184,985 additional shares of Common Stock outstanding as of June 1, 2018 as reported by the Issuer in its Form 8-K and (iii) and 13,784,201 shares of Common Shares issuable upon the conversion of the same number of shares of the Issuer’s Series B Preferred Stock.

CUSIP No. 42333M101

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Rose Capital Fund I GP, LLC 82-0905055
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,028,645(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,028,645(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,028,645(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.3% (2)
14.	Type of Reporting Person CO

1 Includes 13,784,201 shares of the Issuer’s Series B Preferred Stock, which converts into the Issuer’s Common Stock on a one-for-one basis.

2 Based on (i) 30,357,448 shares of shares of Common Stock outstanding as of May 11, 2018 as reported by the Issuer in its Form 10-Q, (ii) 38,184,985 additional shares of Common Stock outstanding as of June 1, 2018 as reported by the Issuer in its Form 8-K and (iii) and 13,784,201 shares of Common Shares issuable upon the conversion of the same number of shares of the Issuer’s Series B Preferred Stock.

CUSIP No. 42333M101

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Jonathan Rosenthal
2.	Check the Appropriate Box If a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 26,637,526(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 26,637,526(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,637,526(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.4% (2)
14.	Type of Reporting Person IN

1 Includes 13,784,201 shares of the Issuer’s Series B Preferred Stock, which converts into the Issuer’s Common Stock on a one-for-one basis.

2 Based on (i) 30,357,448 shares of shares of Common Stock outstanding as of May 11, 2018 as reported by the Issuer in its Form 10-Q, (ii) 38,184,985 additional shares of Common Stock outstanding as of June 1, 2018 as reported by the Issuer in its Form 8-K and (iii) and 13,784,201 shares of Common Shares issuable upon the conversion of the same number of shares of the Issuer’s Series B Preferred Stock.

CUSIP No. 42333M101

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Andrew Schweibold
2.	Check the Appropriate Box If a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 26,637,526(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 26,637,526(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,637,526(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 32.4% (2)
14.	Type of Reporting Person IN

1 Includes 13,784,201 shares of the Issuer’s Series B Preferred Stock, which converts into the Issuer’s Common Stock on a one-for-one basis.

2 Based on (i) 30,357,448 shares of shares of Common Stock outstanding as of May 11, 2018 as reported by the Issuer in its Form 10-Q, (ii) 38,184,985 additional shares of Common Stock outstanding as of June 1, 2018 as reported by the Issuer in its Form 8-K and (iii) and 13,784,201 shares of Common Shares issuable upon the conversion of the same number of shares of the Issuer’s Series B Preferred Stock.

CUSIP No. 42333M101

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock (each a “Share,” and collectively, the “Shares”) of Helix TCS, Inc., a Delaware corporation (the “Issuer” or “Company”). The Issuer’s principal executive office is located at 5300 DTC Parkway, Suite 300, Greenwood Village, Colorado 80111.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934 (the “Act”) on behalf of:

RSF5, LLC (“RSF5”);

RSG5, LLC (“RSG5”);

Rose Management Group, LLC (“Rose Management”);

RSF4, LLC (“RSF4”);

Rose Capital Fund I GP, LLC (“Rose Capital”);

Jonathan Rosenthal (“Mr. Rosenthal”); and

Andrew Schweibold (“Mr. Schweibold”)

(collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is 41 West Putnam Avenue, Greenwich, Connecticut 06830.

(c) The principal business of RSF5, RSG5, Rose Management, RSF4 and Rose Capital is special purpose vehicle. Messrs. Rosenthal and Schweibold are the owners of RSF5, RSG5, Rose Management, RSF4 and Rose Capital.

(d) – (e) During the last five years, the Reporting Persons have not: (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) RSF5, RSG5, Rose Management, RSF4 and Rose Capital are organized under the laws of the state of Delaware and Messrs. Rosenthal and Schweibold are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons are filing this Schedule 13D as a result of entering into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, its wholly-owned subsidiary (the “MergerSub”), Bio-Tech Medical Software, Inc. (“BioTrackTHC”) and Mr. Ferraro, as the representative of the BioTrackTHC stockholders on March 8, 2018 (the “Merger”). Pursuant to the Merger Agreement, the MergerSub, subject to the satisfaction or waiver of specified conditions, merged with and into BioTrackTHC, with BioTrackTHC surviving the Merger. On June 1, 2018, the Company closed the Merger.

CUSIP No. 42333M101

In connection with the transactions contemplated by the Merger Agreement, and in exchange for the shares of capital stock of BioTrackTHC held by RSF5 and RSG5, received as merger consideration 10,182,646 Shares and 1,426,235 Shares, respectively, of which 343,094 and 76,888 Shares, respectively, are being held in escrow and are subject to forfeiture during the eighteen-month period following the Merger to satisfy indemnification obligations of the Issuer, if any. RSF5 and RSG5 are managed by Rose Management.

For more information on the Merger and the Merger Agreement, see the Current Report on Form 8-K filed by the Issuer with the Commission on March 8, 2018, which is incorporated herein by reference. The Merger Agreement is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on June 5, 2018 and incorporated herein by reference.

In a series of private transactions reported by the Company to the Commission, RSF4 acquired an aggregate of 13,784,201 shares of Series B Preferred Stock that convert on a one-to-one basis of shares of the Company’s Common Stock pursuant to multiple Series B Purchase Agreements. On May 17, 2017, the Company issued RSF4 (with the Company, the “Parties”) 5,781,426 shares of Series B Preferred Stock for gross proceeds of $1,875,000 and converted a $500,000 Unsecured Convertible Promissory Note into 1,536,658 shares of Series B Preferred Stock. On July 28, 2017, the Parties entered into a second Series B Preferred Stock Purchase Agreement whereby the Company issued 1,680,000 shares of Series B Preferred Stock in exchange for an aggregate cash payment equal to $840,000. On August 29, 2017, the Parties entered into a third Series B Preferred Stock Purchase Agreement whereby the Company issued 369,756 shares of Series B Preferred Stock in exchange for an aggregate cash payment equal to $120,000. On September 15, 2017, the Parties entered into a fourth Series B Preferred Stock Purchase Agreement whereby the Company issued 462,195 shares of Series B Preferred Stock in exchange for an aggregate cash payment equal to $150,000. On October 11, 2017, the Parties entered into a fifth Series B Preferred Stock Purchase Agreement whereby the Company issued 462,195 shares of Series B Preferred Stock in exchange for an aggregate cash payment equal to $150,000. On October 31, 2017, the Parties entered into a sixth and seventh Series B Preferred Stock Purchase Agreement whereby the Company issued an aggregate of 1,042,337 shares of Series B Preferred Stock in exchange for an aggregate cash payment equal to $557,500. On December 19, 2017, the Parties entered into an eighth Series B Preferred Stock Purchase Agreement whereby the Company issued 2,449,634 shares of Series B Preferred Stock in exchange for an aggregate cash payment equal to $795,000. The aggregate cash payments by RSF4 for the shares of Series B Preferred Stock were funded by the working capital of RSF4.

The Series B purchase agreements, and related Investor Rights Agreement, Right of Frist Refusal and Co-Sale Agreement and Voting Agreement, are filed with this Schedule 13D.

RSF4 acquired its Shares in private financings with the Company. RSF4 is solely managed by Rose Capital. Rose Management and Rose Capital are jointly owned by Messrs. Rosenthal and Schweibold.

CUSIP No. 42333M101

Item 4.	Purpose of Transaction.

The Reporting Persons acquired all of the Shares to which this Schedule 13D relates as specified in Item 3. The Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of the Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of the Issuer’s subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by the Reporting Persons. Unless otherwise provided herein, the percentage of Shares beneficially owned is calculated based upon 30,357,448 Shares outstanding as of May 11, 2018 as reported in the Issuer’s Form 10-Q and 38,184,985 additional shares of Common Stock outstanding as of June 1, 2018, as reported by the Issuer in its Form 8-K.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) There have been no transactions in the Shares effected within the past sixty days by the Reporting Persons.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Person.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the transactions and the agreements set forth in Item 3 are incorporated herein by reference.

CUSIP No. 42333M101

Item 7.	Materials to be Filed as Exhibits.

Exhibit 7.01 –	Joint Filing Agreement
Exhibit 7.02 –	Merger Agreement (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K as filed with the Commission on June 5, 2018).
Exhibit 7.03 –	Form of Series B Preferred Stock Purchase Agreement, dated May 17, 2017, by and among Helix TCS, Inc., Helix Opportunities, LLC and RSF4, LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on May 22, 2017).
Exhibit 7.04 –	Form of Second Series B Preferred Stock Purchase Agreement, by and among Helix TCS, Inc. and RSF4, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K as filed with the Commission on August 2, 2017).
Exhibit 7.05 –	Form of Third Series B Preferred Stock Purchase Agreement, dated as of August 25, 2017, by and among Helix TCS, Inc. and RSF4, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K as filed with the Commission on August 30, 2017).
Exhibit 7.06 –	Form of Fourth Series B Preferred Stock Purchase Agreement, dated as of September 15, 2017, by and among Helix TCS, Inc. and RSF4, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K as filed with the Commission on September 21, 2017).
Exhibit 7.07 –	Form of Fifth Series B Preferred Stock Purchase Agreement, dated as of October 11, 2017, by and among Helix TCS, Inc. and RSF4, LLC (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K as filed with the Commission on October 11, 2017).
Exhibit 7.08 –	Form of Sixth Series B Preferred Stock Purchase Agreement, dated as of October 31, 2017, by and among Helix TCS, Inc. and RSF4, LLC (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K as filed with the Commission on November 2, 2017).
Exhibit 7.09 –	Form of Seventh Series B Preferred Stock Purchase Agreement, dated as of October 31, 2017, by and among Helix TCS, Inc. and RSF4, LLC (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K as filed with the Commission on November 2, 2017).
Exhibit 7.10 –	Form of Eighth Series B Preferred Stock Purchase Agreement, dated as of December 19, 2017, by and among Helix TCS, Inc. and RSF4, LLC (incorporated by reference to Exhibit 10.7 of the Issuer’s Current Report on Form 8-K as filed with the Commission on December 20, 2017).
Exhibit 7.11 –	Form of Investor Rights Agreement, dated as of May 17, 2017, by and among Helix TCS, Inc. and investors listed, including Rose Capital (incorporated by reference to Exhibit 10.2 of the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on May 22, 2017).
Exhibit 7.12 –	Form of Right of First Refusal and Co-Sale Agreement, dated as of May 17, 2017, by and among Helix TCS, Inc., those certain holders of Helix TCS, Inc. Series A Preferred and common stock listed and those persons and entities listed (incorporated by reference to Exhibit 10.3 of the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on May 22, 2017).
Exhibit 7.13 –	Form of Voting Agreement, dated as of May 17, 2017, by and among Helix TCS, Inc. and those certain holders of Helix TCS, Inc. common stock and persons and entities listed therein (incorporated by reference to Exhibit 10.4 of the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on May 22, 2017).

CUSIP No. 42333M101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2018

RSF5, LLC

By:	/s/ Jonathan Rosenthal
Name:	Jonathan Rosenthal
Title:	Principal

By:	/s/ Andrew Schweibold
Name:	Andrew Schweibold
Title:	Principal

RSG5, LLC

By:	/s/ Jonathan Rosenthal
Name:	Jonathan Rosenthal
Title:	Principal

By:	/s/ Andrew Schweibold
Name:	Andrew Schweibold
Title:	Principal

ROSE MANAGEMENT GROUP, LLC

By:	/s/ Jonathan Rosenthal
Name:	Jonathan Rosenthal
Title:	Principal

By:	/s/ Andrew Schweibold
Name:	Andrew Schweibold
Title:	Principal

RSF4, LLC

By:	/s/ Jonathan Rosenthal
Name:	Jonathan Rosenthal
Title:	Principal

By:	/s/ Andrew Schweibold
Name:	Andrew Schweibold
Title:	Principal

ROSE CAPITAL FUND I GP, LLC

By:	/s/ Jonathan Rosenthal
Name:	Jonathan Rosenthal
Title:	Principal

By:	/s/ Andrew Schweibold
Name:	Andrew Schweibold
Title:	Principal

/s/ Jonathan Rosenthal
Jonathan Rosenthal

/s/ Andrew Schweibold
Andrew Schweibold